Filed by Isos Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Isos Acquisition Corp.

File No.: 333-258080

Benzinga Interview – Brett Parker on SPAC Attacks, 7/28/2021

Chris Katje, Benzinga

All right guys, yeah, super excited. Another exclusive interview here on SPACs Attack, joining us on the show we have Brett Parker, the President and Chief Financial Officer of Bowlero, that company going public via SPAC merger with ISOS Acquisition Corp ticker ISOS. The new company will trade with the ticker of BOWL once that SPAC deal is finalized. Welcome to SPACs Attack, Brett.

Brett Parker, President and CFO of Bowlero

Thanks Chris, Mitch. How are you guys doing today?

Chris Katje, Benzinga

Doing, doing great.

Mitch Hoch, Benzinga

Ready to knock out a strike, and not a split. So, let’s go ahead and let’s knock this out, and Chris can do some questions of his and I’ll be back with some of my own.

Brett Parker, President and CFO of Bowlero

Great, talk soon.

Chris Katje, Benzinga

All right, perfect. So, Brett, you know SPACs Attack, here we talk all things SPACs and De-SPACs. First question I’ve got to ask is, you know, why the decision to go public via SPAC, and was Bowlero also considering a traditional IPO?

Brett Parker, President and CFO of Bowlero

Sure, so, you know, we really had all possibilities in front of us, and no real need to do anything. So, one of the things that’s a really important differentiator between us and many of the companies that you’re seeing go public via SPAC, is that we have a 25-year history of continuous growth and profitability, and we’ve generated more than enough cash to support our own growth over that period of time. So, you know, we’re not in a position where we’re a pre-revenue company sitting here needing to raise a whole pile of cash and have to find the right way to the market to do that. This was really purely opportunistic. And, you know, we were looking ahead and looking at market conditions and we weighed the pros and cons of traditional IPO versus SPAC, and to be honest they were fairly close on their face, economically. But the SPAC market was, you know, hot, and seemed to have good momentum and had some kickers in terms of being able to demonstrate projections etc., and we decided to go that way.

Chris Katje, Benzinga

Perfect, so I, you know, obviously a lot of people are familiar with, with bowling alleys across the US, but it’s a highly fragmented industry. So Bolwero owns the namesake Bolwero brand also AMF, and some others, can you just walk us through you know, how does Bolwero position itself as the market leader in this industry? What brands, and how does the makeup across the US kind of look like?

Brett Parker, President and CFO of Bowlero

Sure. So we’re, you know, far and away the largest operator with, call it 320 locations, nationally. But that represents, you know, 8% or so of the total market, so it is as you say, highly fragmented. So the brands that you’ve got up here on the screen, Bowlmor and Bowlero are essentially the same and will merge under the Bolwero brand. So you’ll ultimately see the Bolwero flag as the experiential locations, and then the AMF flag as the more sport oriented locations. But you know the fragmentation of the industry for us is a core part of our opportunity set. So, unlike many location-based entertainment companies or frankly, any of the large players that are out there, we have the ability to grow through acquisition and we’ve demonstrated that. And the returns in, in growing that way, and the predictability and growing that way, are dramatically higher than if you have to start from scratch and try to build a chain as it were. So, you know that to us is a huge advantage.

Chris Katje, Benzinga

So walk us through a little bit the bowling market. So I see an addressable market size of $4.5 billion for the US alone and that’s grown 50% over the last 10 years. And also, I was surprised to learn that bowling is the largest participatory sport in the US, you know, that’s a pretty fascinating stat. Walk us through the growth of bowling and maybe how you see it coming back after the pandemic, you know, subsides here.

Brett Parker, President and CFO of Bowlero

Sure, so, you know bowling is a bedrock American activity. It always has been. It was, you know, very much a part of the fabric of society in the late 50s and 60s when many of the bowling centers got built. And you had sort of the blue-collar revolution in this country that supported a league bowling-oriented model. And then, you know, in the 70s and 80s you saw some of that stuff start to fall into disrepair and the bowling industry wasn’t sort of front of mind for a lot of folks. And then in the late 90s, with the acquisition of the original Bowlmor lanes in Union Square, our founder and CEO Tom Shannon really invented experiential bowling as a new industry, and essentially took the same concept that Howard Schultz applied to coffee, which was that coffee in America was viewed as this ubiquitous thing that was everywhere and everyone consumed it and across basically the same price, and it came in a Styrofoam cup, and it was very low content, it wasn’t interesting. And he said, you know, the Europeans have a different view and we can model that view and we can add value to the experience, and we can create a very valuable enterprise in so doing. And, you know, we applied that that same thought process to bowling. We took the core activity, which is something that is not gender specific, it’s not age specific you don’t have to be good at it to have a good time. And instead of wrapping it up in a, in a experience of deprivation, we wrapped it up in an experience of high service, good food and beverage quality, good audio visual good lighting, like all the things that it takes to make a more dynamic and interesting experience, and we made bowling relevant to you know the modern consumer again. And that’s where you’ve seen since then to now this this growth in the industry, which, you know, frankly, a lot of that growth has been our growth. But there’s growth in other people as well. And what, what those folks are doing, and what we’re doing is bringing you know a whole new set of customers back to bowling. So then, the second part of your question with respect to COVID. The good news is there’s really nothing for us to do. The guests have come roaring back. We, beginning in May, we crossed, having done 100% of the revenue that we were doing pre-pandemic. On a bi-week basis and we’ve continued to build momentum. The highest week, well the most recently reported was 113% of the pre-pandemic revenues. So what we’ve seen is a massively enthusiastic, return to the centers, particularly driven by the retail consumers you know, people wanting to just get out and have a good time, and eat and drink and, you know, enjoy their friends and family, and we’re exactly the kind of place that people can, you know come together and do that. So, you know, now as we look ahead into the fall as we expect the corporate business to rebound which has historically been a big part of our business, particularly in urban markets, and you know the leagues are able to fully floor in the fall, you know, there’s, you know, very positive expectations as far as what the business will do. And that’s why we’re looking ahead to 2022 numbers of 859 million in revenue and 275 million of EBITDA.

Chris Katje, Benzinga

Awesome. So, you know, outside of just owning the bowling alleys, Bolwero acquired the Professional Bowlers Association in 2019, and with that comes you know the media rights for the league, a deal with Fox Corp., and actually some pretty strong viewership numbers during the pandemic for the PBA. Can you talk a little bit about you know the decision to acquire PBA and the growth that it has seen since the acquisition?

Brett Parker, President and CFO of Bowlero

Sure, so, you know, acquiring the PBA was a really interesting thing for us because it, it gave us essentially a two-pronged value creation engine. One being that this was sort of a sleepy media property that had existed for a long time, it’s been around since the 50s been on TV, consistently throughout, but never been massively profitable. And we thought we could make it meaningfully profitable as a standalone enterprise, but then also obviously as a value creation engine partnered up with the core bowling business, we have the opportunity to drive viewership, which creates increased interest in bowling which helps us drive guests which we can then convert to viewers, as you’ve got there now. Right, so that that value creation cycle just continues to churn. So, you know, we can create dollars in a lot of different ways. And you know we, heading into the pandemic, we had already built, you know, a much higher level of content around the product, so we added some technology we have the strike track powered by Kia that, you know, looks like if you watch pro golf and you can see the flight of the ball, that sort of thing so you can track the shots. You know we’ve got better talent on air, just higher production quality, more cameras, all that sort of stuff. And you know it’s come together into a better product, so we actually were able to grow viewership. We had our highest-ever year of viewership, over 23 million viewers, last year in the midst of the pandemic. And that was despite, you know, having to significantly changed our schedule, no fans in the audience, right, all those sorts of challenges that all the sports had. But while most sports saw their viewership fall, we saw ours rise. So, you know that gained us a lot of goodwill with our partners, both on the production or distribution side and on the sponsorship side. So, you know, it was it was a big win for us and, you know, we’re into our summer tour now. And we’re, we’re looking ahead to the fall and I think we’re gonna have another big season.

Chris Katje, Benzinga

Yeah, you know, that’s awesome to hear you know that viewership grew. And also, that wasn’t something I thought about that, yeah you know bowling didn’t have to worry about, you know, these, these massive stadiums with all the fans in attendance, the logistics of that so, you know, the show must go on, and people tuned in to the PBA. In that same right, with the media division, you know, in the presentation, there’s also talks of a show coming to Netflix and a CBS pilot centered on someone seeking to be a professional bowler. Can you talk a little bit about the shows and how it could lead to, you know growth for the overall bowling industry and for your company?

Brett Parker, President and CFO of Bowlero

Sure, so the CBS show we have, we’re not involved in. It’s just a happy coincidence that it’s happening. It’s focused on a guy named Tom Smallwood, who is one of our PBA bowlers, who’s got a really interesting story, you know. He was working in an auto plant in the Midwest, in the financial crisis, lost his job there and said you know, this is the time for me to go and see if I can make a run of it as a bowler. And he has, and he’s, you know, pretty funny, sort of old school Midwestern guy and, you know, I think, I think the show’s got a chance to be, to be quite entertaining. So, you know, we’ll see how that goes. And then on the documentary side, you know we’re considering doing something around the history of the PBA, which to some extent tracks the history that I described a bowling where it was, you know, this sort of very mainstream, I won’t say upscale but, you know, very much within the consideration set for folks who have money to spend, and then had this sort of period of becoming a little bit more granular as it were and then, you know, rising back again to a period of prestige. And yeah, I would expect that same sort of a story to come through with respect to the PBA. The benefit of those shows is not dissimilar from the benefit of the PBA, so I mean the PBA gives us, we do 70 hours a year of first run, linear programming, we get multiples of that could be as many as 700 hours in total when you think about the number of re-airs that we got on FS1, FS2. But, you know, that exposure is tremendous, for us and for bowling, and these shows would have you know a similar impact.

Chris Katje, Benzinga

Yeah, I definitely think, you know, that that could help the overall bowling industry with growth. Another area of focus in the growth presentation is gaming. So, we’ve had you know some mobile games launched a partnership with Skillz. Can you talk a little bit about how Bowlero is using gaming to grow through the mobile apps and also through the retail locations with gaming inside of the centers?

Brett Parker, President and CFO of Bowlero

Sure. So, you know, those being two sorts of separate things. So, first, thinking about the Skillz game, right, and that that sort of out of center on your phone experience. What that, like, similar to the PBA again, two factors that we can participate in economically. One is, you know, with our partners at Skillz, obviously we’re, you know, participating in a per signup and per dollar, sort of participation. But that’s that’s not where the lion’s share the dollars for us are. The lion’s share of the dollars are that the prizes that folks win in the preemium version, and in some cases in the premium version, in addition to cash prizes are basically win backs, so they got, you know, a free game of bowling at one of our centers, a free game car, this sort of thing so we use those games to drive engagement with our brand at a name level, where it’s you know strike by Bolwero, but then it’s also at a real action oriented level where we’re driving people into the centers with the things they’re winning in those games. So, so that’s, that’s been, you know, very interesting we, we actually also just announced handful of days ago, a deal with PlayStudios, that’s very similar in terms of people being able to select prizes that are in our centers so again using other people’s online audiences to drive offline traffic for us. So, so that’s been great and then in terms of the in-center gaming, you know, that’s, that’s more nascent in that, we’re in the process of figuring out the details of exactly how that’ll work on a state by state basis because it’s, you know regulated activity, but we did launch a product called The Rumble, earlier this year, which was essentially a test case for two things one, that we could drive increased engagement by getting people to have the opportunity to win prizes based on their bowling. And two, just that the tech could work and we could pull the scores down in real time and make sure that we could really track and validate the performance of the bowlers. And that was very successful in both cases, we had over 5000 signups for the tournament globally. They bowled 35,000 games, I think it was, and almost 19,000 hours in our centers in a three-week period which is just a mind-boggling level of recurrence for us in terms of getting, getting people in. And the tech worked. So, what that’s done is demonstrate to us that the backbone exists, that allows us to get to a place where you can bet on your own performance, right, based on your next ball, your game, whatever it is going to be. And since that’s a, you know it’s a game of skill, it’s, it’s much easier from a regulatory standpoint than game of chance. So, you know, like I said we’re working through that, but we think that’s a really unique thing that we can do to drive engagement with our business and to help us to compete for, you know the general leisure dollar.

Chris Katje, Benzinga

Yeah, definitely. And then we’ve got to talk, you know, sports betting overall is mentioned in the presentation and existing partnership with Fox and of course Fox you know the partner on the media with the PBA, so you have the ownership of PBA, which can be monetized you know, for sports betting, and then also your your own retail locations. How, what is the strategy for Bolwero going forward, you know, in the sports betting market?

Brett Parker, President and CFO of Bowlero

So, there’s, there’s two main parts to that. Number one, as you mentioned, with respect to betting on a PBA we’ve got the partnership in place with Fox Bet that we would like to significantly enhance that. We’re in the process of working with some of the data validation partners that sit in the middle, and allow you to take more bets because as a stop/start sport bowling has the propensity for a huge number of bets, much like football, because you can prop bet everything that’s about to happen. So right now the data integrations are relatively slow so Fox takes that on a per show basis, essentially, who’s gonna win that stepladder tournament. But, you know, that could very easily come down to the game, to the set, or to the frame, and then to the ball. Right, so there’s a huge number of opportunities there. And, you know, we anticipate widening that out, substantially over time. As we stand up the technology that we proved out in the Rumble tournament. Then number two. General sports betting, you know, obviously, is something that’s gotten huge traction and the adoption nationally is increasing significantly. And we have a large number of these, you know, bar and restaurant spaces in our centers that are an opportunity for people to have a physical place to do that online betting. So we’ve already partnered with Better View. which is a company that puts monitors in that show ads and results and schedules and all the things you know you need, and then it also carries marketing banners for various sports books that you partner with. And we’ve done that with a couple of smaller books, and then we participate in the activity that takes place, both from people that sign up at our locations then sort of throughout their lifecycle and also the best to happen in our locations, and that’s been, you know, pretty positive but we’ve gotten a lot of outreach now from some of the bigger sports books where there’s this sort of land grab, particularly since the Buffalo Wild Wings deal where, you know, they did a national deal and folks are really interested in, in tying up big chunks of real estate like we have, and saying hey, let’s you know co-brand these lounge spaces as the XYZ book, you know, at Bowlero. And we’re very much engaged in those conversations.

Chris Katje, Benzinga

While Brett I you know, thanks for that insight there. yeah you know as someone who’s bet on sports before, where you can bet on every single pitch in baseball, every play in football, you know for bowling to get you know across that winner to the bat every frame. You know what’s gonna happen next, I think could be a big driver and that as you said, the, the physical land grab, the Buffalo Wild Wings out that MGM deal that’s a nice call out there that you know could be a catalyst here for, for Bolwero. The other thing I want to ask about before I turn back over to Mitch here, is real estate. So there’s some mention of monetizing real estate in the investor presentation, including the possibility of a REIT, can you just talk a little bit about that plan, and when we may get some more color on that decision?

Brett Parker, President and CFO of Bowlero

Yeah, so you know it’s interesting. Real estate has has played a pretty significant role in our history and our ability to finance some of our larger acquisitions. And what we’ve done historically, is to finance those through sale leaseback. So, we’ve done $277 million worth of SLBS since 2014. And those have been really a nice way for us to get deals done where we capture significant arbitrage between the multiple that you get through an implied cap rate, and our valuation multiple of EBITDA. But going forward, we think that there’s potentially a better way and that’s where this REIT could come in. And that is, as we get to scale and own more of our real estate, right now we don’t own a ton, but a huge amount of our acquisitive activity on a go forward basis does come with real estate, that as we get to scale, we would potentially have the opportunity to build out either an optical prop go structure or a proper REIT, and in either case, to capture even more of that spread between what the real estate direct investor is willing to pay for rental streams versus where we would trade

Mitch Hoch, Benzinga

Right, I’m gonna go ahead and jump in here and jump in to my questions. So a lot of things I like to focus on, are the stories behind the companies. I’m going to go into first, I mean, I had to be honest, I used to watch the PBA on ESPN, then it transferred over to Fox, how has this move done for PBA as, as a whole and how’s you think this is gonna gonna help your company in the long run?

Brett Parker, President and CFO of Bowlero

So it’s done well, you know, the PBA did fairly well on ESPN, also. But that was so that was before we owned it, it’s been on Fox, since one year before we owned it. The big thing when it was on ESPN is they tended to put it up almost always up against football. It had a nice lead in because it had the NFL pregame shows, but then it was up against football. So it was always a challenge for audience. And I think Fox has been a little more flexible, they’ve given us some better windows, NFL adjacent windows rather than NFL competitive windows that have allowed us to improve the business and we appreciate that. And you know I think that there’s absolutely room to run in terms of viewership, whether it’s, you know, long term, sticking with Fox or, you know, moving to another network. I don’t think it’s so much network dependent, I think it’s really a matter of making sure that we get a deal that gives us the exposure to the right people at the right time, so that we can drive viewership and create value.

Mitch Hoch, Benzinga

Definitely something to definitely pay attention to, I mean, I saw into, it’s a little bit old but even just five months after when they switched over to Fox, there was an 85% increase in viewership, year over year, so just that alone showed me that, hey, maybe the move to Fox was definitely beneficial. Also one thing that I noticed with that is, I mean Fox a local channel right a lot of us can get it on over the air, and don’t even need to kind of be paying for a cable network provider. So I think this definitely helps it with viewership because, I mean you can’t get ESPN over the air, let’s just say that like right off the bat. So I think that is definitely one thing that’s going to help the PBA in the long term. Yeah, yeah, definitely. Let’s get into the next question, next question I have here is going to be more along on your expansion or how you guys want to keep growing. So one of the things that I’m focusing on is, are you guys looking more at expansion in locations, or is the battle more to focus on the top stores the top locations, and try to get some more revenue from those locations?

Brett Parker, President and CFO of Bowlero

So the good news for us is that we can do all the above. So, you know, we have been, you know, I would say from 2013, when we acquired AMF the first year or so, you know, it was really a sort of breakneck turnaround. But, you know, coming out of that beginning in 2014 and running right up through today, we’ve had the ability to drive very significant returns by investing capital in our existing store base so, you know, high 30s percent-type returns from investing and driving higher revenue and higher EBITDA out of the existing locations. And what’s nice about that is, well, there’s really two things one is, we’ve only done 120. So there are still a lot that we can do, so there’s a lot of opportunity to continue to do that. And that’s all real estate that is currently under our control. We know the buildings there already Bowling Centers so you don’t have to spend, you know, money to bring up basic infrastructure, and you don’t have to rely on, you know, waiting for a mall developer to deliver space or any of those sort of problems that that frankly any other hospitality company out there tends to have when you’re investing in your existing centers. Then the second thing that we’re doing is growing new units, where we are going into, they’re not really Greenfield because they tend to be second use locations, but you know we’re we’re going in and building a bowling center from scratch and we’ve done a number of those and that have also been hugely successful and driven mid 30s type returns. Then, the third leg on that stool is to be acquisitive, so we talked at the at the beginning about the fragmentation of the volume industry and how that’s a big advantage for us. And it absolutely is. So, you know you’ve got most 3,500 Mom and Pop Bowling Centers out there that we are you know, actively combing through the country and finding the best centers out there, and, and looking to acquire those. So you know there’s there’s a ton of those one off opportunities. We closed one yesterday in the harvest part of California. So, you know these are, these are deals that we’re doing, you know, very much on a recurring basis, and then where are the opportunity exists doing the chain deals. So you know we announced in May that we’re acquiring Bowl America which was the only other public bowling company. And that’s, it’s 17 locations in one shot, so that’s nice. They all come with the dirt, so you know we’re excited about sort of the overall prospects. What we can do that with that offer one, actually, but, you know, the nice geographic overlap, it’ll be easy for us to layer it in, and we feel really good about, you know, all of those different vectors of growth.

Mitch Hoch, Benzinga

Yeah and then one thing that at least just to mention, you guys are still sticking to kind of having that AMF kind of strategy, where that’s kind of more your regular bowling then Bowlero can stay kind of more than, entertainment, kind of perspective, not the focus into the sport. That’s still the strategy right moving forward, right?

Brett Parker, President and CFO of Bowlero

It is. You know, it’s interesting though what we’ve learned over time is that we can be less and less dogmatic about that than we thought. And that, you know, there are ways to do leaps in experiential centers, where they can happily and easily coexist with event and retail guests, and that are, you know, what we call fun leagues where, you know, it’s generally a shorter season. And it’s, you know, could be, you know, guys like you and me after work. We have a team and we go and you know we’re interested in bowling and trying to win but we’re also interested in eating wings and drinking beer and having fun and listening to music. So, it works well with the others. And then, you know also that if you make an AMF center nicer, that doesn’t turn off the league bowler but does make the center, fall within the consideration center of more retail and event guests. So you can you can find the right equilibrium and it’s not necessarily a light switch, it’s more of a reason.

Mitch Hoch, SPAC attack

Definitely not the last question, at least from the expansion that I want to ask because, I did see most mostly it’s in the United States, how’s the international expansion, looking? I know that we have some in Mexico. Looks like seven in Mexico, two in Canada, how could we see this further expand?

Brett Parker, President and CFO of Bowlero

So, those two markets, you know, we’re already there. Right so, Canada is very similar to the US, obviously geographic adjacency is easy. I think there’s, you know, meaningful opportunity to grow there and that’s a place where we will be comfortable putting our own dollars to work. Mexico, while rule of law is generally somewhat different from the US, since we have a larger footprint there, we do have a local corporate presence that, you know, could be leveraged to be substantially larger. So again that’s a market where we could invest more, you know it’s a large country, it has a large and growing middle class, and you know I think there’s real opportunities for us and again we could put our own dollars to work. Then if you start thinking more globally, smf you get into the idea of, you know a 20 hour plane flight away, those are markets that we’re more likely to get excited about on a licensing basis where we find a local partner and provide the brand and the marketing support to help them stand it up, and then you know they are the capital owner in a given market. And there’s already quite a bit of interest in bowling in Southeast Asia: places like South Korea. And then, in northern, central Europe, and then the Middle East obviously has a lot of attraction to Americanah so I think it’s something that could do well there.

Mitch Hoch, Benzinga

Yeah, licensing, licensing potential definitely there. Let’s get into some of the profitability here. I’m pulling up the slide 23 Looking at the top tier profitability, this is talking about 2019 EBITDA margins. What I would really compare you guys to, and it’s kind of, I know it’s not easy, not having another public bowling company, but I’d probably go towards Top Golf. Top Golf here in the 16 percentage you guys going up to 29. The reason why at least Top Golf is that I can kind of relate it towards a sport, and then that can be seen how that could be a little bit closer, entertainment also coming in with that. So, what do you feel in here? I mean you guys are definitely leading here in this area in I mean, how are you guys able to accomplish a 29% margin EBIDTA here?

Brett Parker, President and CFO of Bowlero

Yeah, so we’ve got really strong margins and and we continue to push those margins higher, you know we’re looking for EBITDA margins north of 30% going forward store level margins north of 38% I mean, so this is a really profitable business. You know, part of that comes from the fundamentals of bowling on its own, which is that, you know the significant majority of our revenue comes from bowling shoes and Arcade, which are all enormously profitable lines of business, particularly bowling and shoes, which has essentially zero variable costs. And then we also exist on a somewhat labor-light model I mean if you think about what the experience is when you come into one of our centers, you, you come to the front desk, you get assigned to a lane you go to lane, you probably interact with a server, and then two hours later you come up and you pay and you leave. It’s not like, you know, a theme park where they have to have an army of teenagers at every entrance and exit and a lifeguard stand right and there’s all this exposure to labor--we just don’t have it. But I think you’re on the right track, thinking about Top Golf because, you know, that’s a, that’s a reimagination of a traditional sport in a way that makes it fun and accessible to a broader audience, and lets you charge higher prices, and generate higher revenue. I think the big difference between us and them are twofold. One, you know, from a return standpoint, it costs a lot of money to build one of those things. They have large parcels, and they build very large buildings, and it’s very expensive and then two, you know, if you walk around and one of their locations, versus one of ours their labor exposure is substantially higher than ours. And I think that’s where you see the big differentiation in terms of margins.

Mitch Hoch, Benzinga

I think you guys are both building up the experience aspect also, so to have that better experience when you go to do these sports, building that family time also I’ve seen. Definitely going further and further into that. So who knows, definitely the future is there and present, I mean, bowling, I think, I mean, I think everybody can remember a time that they’ve gone bowling so let’s go ahead and let’s add some chat questions. now we love to ask some questions from our chat, Chris, what do we got?

Chris Katje, Benzinga

You know Mitch, a lot of our chat questions got covered by your great questions. There are a lot of talks about, you know, expansion, plans for M&A. So I think we got into, that but Brett I’ve got this great question for you from the chat from David Lynn he wants to know, what is Brett’s bowling average?

Brett Parker, President and CFO of Bowlero

So, I’ve got a long-term back injury, so I’m not an excellent bowler or I will say that, but it’s it would be in the mid to upper one hundreds.

Chris Katje, Benzinga

Okay, Okay, I think I was low 100 is when I was a child.

Brett Parker, President and CFO of Bowlero

And I heard a little bit of your banter about this earlier, and I definitely am much more of the throw it hard down the middle school. Yes, if nothing else, the explosive sound of having thrown the ball really hard is quite entertaining.

Mitch Hoch, Benzinga

The analytics, right? You look at the speed, you’re like that I get faster than I get slower? Did I get it over that?

Chris Katje, Benzinga

What’s great about bowling, you know, and a company like Bolwero right is, even if you don’t pull a 300, you still have fun, and that’s what I remember. You know as Mitch said, we can all remember a time we went bowling and I remember you know, going with friends as a kid, going with my family you know now as an adult, and like, each time you you you’re drawn to that memory and also you know, you can have drinks, you can eat food you can you know just hang out, and you know it doesn’t really matter what your score is, unless of course if you’re playing league or if you’re, you know, betting on scores but otherwise, you know you’re you’re having fun so. But thanks for answering that great question from David in the chat. I think that’s gonna do it for our questions then, joining us on the show, guys, Brett Parker, the President and CFO of Bolwero, that company going public via SPAC with ISOS Acquisition Corp I S O S new ticker after the merger will be the very exciting bull B O W L, Brett thanks for taking time out of your busy schedule and joining us on SPACs Attack today.

Brett Parker, President and CFO of Bowlero

Thanks Chris. Thanks, Chris. Thanks, Mitch, it was great, good speaking to you guys. Thank you. Take care.

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About Bowlero Corp

Bowlero Corp is the worldwide leader in bowling entertainment, media, and events. With more than 300 bowling centers across North America, Bowlero Corp serves more than 26 million guests each year through a family of brands that includes Bowlero, Bowlmor Lanes, and AMF. In 2019, Bowlero Corp acquired the Professional Bowlers Association, the major league of bowling, which boasts thousands of members and millions of fans across the globe. For more information on Bowlero Corp, please visit BowleroCorp.com.

About Isos Acquisition Corporation

Isos Acquisition Corporation (NYSE: ISOS.U) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Co-Chief Executive Officers George Barrios and Michelle Wilson. For more information on Isos Acquisition Corporation, please visit www.isosacquisitioncorp.com.

Important Information and Where to Find It

This communication relates to a proposed transaction between Isos and Bowlero. Isos has filed a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement for the solicitation of Isos shareholder approval and a prospectus for the offer and sale of Isos securities in the transaction, and other relevant documents with the Securities and Exchange Commission (“SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Bowlero. The definitive proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF ISOS AND BOWLERO ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT ARE AND WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement, prospectus and other documents containing important information about Isos and Bowlero when filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Isos in the Investor Relations section of Isos’ website at www.isosacquisitioncorp.com/investor-relations.

Participants in the Solicitation

Isos, Bowlero and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Isos’s shareholders in connection with the proposed transaction. Investors and securityholders may obtain more detailed information regarding the names and interests in the proposed transaction of Isos’ directors and officers in Isos’ filings with the SEC, including the Registration Statement and Isos’ prospectus in connection with its initial public offering, which was filed with the SEC on March 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Isos’ shareholders in connection with the proposed business combination is included in the Registration Statement for the proposed business combination.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transactions, Isos and Bowlero. Isos’ and Bowlero’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Isos’ and Bowlero’s expectations with respect to future performance and anticipated financial impacts of the proposed transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Isos’ and Bowlero’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the approvals, timing, and ability to complete the proposed business combination; (2) the benefits of the proposed business combination, including future financial and operating results of the combined company; (3) the impact of COVID-19 or other adverse public health developments; (4) costs related to the proposed business combination; (5) changes in applicable laws or regulations; (6) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties that will be detailed in the proxy statement/prospectus to be filed on Form S-4 with the SEC and as indicated from time to time in Isos’ filings with the SEC. Forward looking statements speak only as of the date they are made. Except as required by law, neither Isos nor Bowlero has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.